

S COMMISSION
549

10030680

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



RECEIVED
MAR 2 9 2010


| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: February 28, 2010 | |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8 - 40644 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEB Enskilda Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 42nd Floor
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Cisneros, CEO (212) 692-4770
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

## OATH OR AFFIRMATION

I, Gilbert Cisneros, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEB Enskilda, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nibya Molina - Goni
Notary Public, State of New York
Registration # 01MO6033094
Qualified in New York County
My Commission Expires Nov. 8, 2013

Signature

CEO
Title

Notary Public 3-25-2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SEB ENSKILDA, INC.**
**(A Wholly Owned Subsidiary of SEB AB)**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

# SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Stockholder of
SEB Enskilda, Inc.

We have audited the accompanying statement of financial condition of SEB Enskilda, Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SEB Enskilda, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 24, 2010

# SEB ENSKILDA, INC.
**(A Wholly Owned Subsidiary of SEB AB)**

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2009**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 20,609,418 |
| Receivable from broker-dealers and clearing broker | | 1,437,081 |
| Receivable from customers | | 320,941 |
| Taxes receivable | | 1,831,803 |
| Due from Parent | | 1,923,575 |
| Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation and amortization of $841,610) | | 42,854 |
| Other assets | | 275,381 |
| Total assets | $ | 26,441,053 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accrued compensation | $ | 380,000 |
| Payable to broker-dealers | | 320,941 |
| Payable to customers | | 972,052 |
| Accounts payable and accrued liabilities | | 464,303 |
| Deferred tax liability | | 1,533,060 |
| Due to Parent | | 911,582 |
| Total liabilities | | 4,581,938 |
| Commitments (Note 7) | | |
| **Stockholder's equity** | | |
| Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares | | 10 |
| Additional paid-in capital | | 2,125,990 |
| Retained earnings | | 19,733,115 |
| Total stockholder's equity | | 21,859,115 |
| Total liabilities and stockholder's equity | $ | 26,441,053 |

*See accompanying notes to financial statement.*

## 1. Nature of operations and basis of presentation

*Nature of operations*

SEB Enskilda Inc. (the "Company") is a wholly owned subsidiary of Skandinaviska Enskilda Banken AB (publ) ("SEB AB" or the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a RVP/DVP basis. The Company also executes and clears US securities trades through an unaffiliated clearing broker on a fully disclosed basis.

## 2. Summary of significant accounting policies

*Basis of presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 24, 2010. Subsequent events have been evaluated through this date.

*Cash and cash equivalents*

The Company's cash at December 31, 2009 was held at two financial institutions. The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2009.

*Receivable from and Payable to Broker-Dealers*

Receivable from and payable to broker-dealers consists primarily of failed-to-deliver/failed-to-receive transactions with an affiliate.

*Translation of Foreign Currency*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

*Furniture, Equipment and Leasehold Improvements*

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets as follows: Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

## 2. Summary of significant accounting policies (continued)

*Commission Income*

The Company earns commissions from customers' securities transactions. Commission income and related clearing costs are recorded on a trade date basis.

*Investment Banking*

Investment banking fees include underwriting fees, which the Company earns for its participation with its affiliates in foreign initial public offerings. Such revenues are recognized in the statement of operations, net of expenses, when the services related to the underlying transaction are completed under the terms of the agreement or contract.

*Securities Finance Income*

The Company earns securities finance income in accordance with a revenue sharing agreement based on its participation in securities lending transactions as part of a global trading book with several affiliated entities. Each transaction involves borrowing securities from one counterparty and lending to a second counterparty, which may be either an affiliate in the global book or a third party. As a result, revenues cannot be directly assigned to individual members of the global book. Revenues are, therefore, allocated to the Company and other members in the global book based on relative trader compensation of the member firms.

*Interest Income*

The Company earns interest income primarily on cash and cash equivalent balances which is recognized on an accrual basis.

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expenses.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions and foreign jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006.

**2. Summary of significant accounting policies (continued)**

*Income Taxes (continued)*

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**3. Fixed assets**

Furniture, equipment and leasehold improvements as of December 31, 2009 consist of the following:

| | |
|---|---|
| Furniture | $ 8,901 |
| Equipment | 297,640 |
| Leasehold improvements | 577,923 |
| | 884,464 |
| Less accumulated depreciation and amortization | (841,610) |
| | $ 42,854 |

Depreciation and amortization expense for the year ended December 31, 2009 was approximately $87,000.

**4. Liabilities subordinated to claims of general creditors**

At December 31, 2009, the Company had one subordinated loan agreement with its Parent which was in accordance with the Revolving Subordinated Loan Agreement ("Subordinated Loan") approved by the FINRA. The Subordinated Loan is a $10,000,000 revolving loan agreement maturing on September 11, 2013 and bears interest at rate agreed upon between the Company and its Parent for each advance. There were no draws on the Subordinated Loan during 2009 and no amount was outstanding under the revolving loan agreement at December 31, 2009.

## 5. Related party transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 2001, research costs are allocated to the Company based on the percentage of the Company's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. For 2009, the Company has recorded allocated cost of $5,140,080 in its statement of operations. In addition, included in clearance fees for the year ended December 31, 2009 is $48,829 paid to a foreign affiliate. At December 31, 2009, the Company had a receivable from its Parent of $1,923,525 for trading commissions, fee income, reimbursements and a cash balance of $201,029 deposited with the Parent, and a payable to the Parent of $911,582 for pension costs and general operating expenses.

## 6. Income taxes

The components of income tax expense for the year ended December 31, 2009 are as follow:

| | | |
|---|---|---|
| **Current** | | |
| Federal | $ | 348,975 |
| State and local | | 450,234 |
| | | 799,209 |
| **Deferred** | | |
| Federal | | 80,782 |
| State and local | | 46,782 |
| | | 127,564 |
| | $ | 926,773 |

The Company files Federal, New York State and New York City income tax returns. The Company's effective federal tax rate differs from the statutory rate primarily due to the effect of state and local taxes, including additional income taxes assessed based on the results of tax audits for New York State (2005 and 2006) and New York City (2006). The Company's deferred tax liability of $1,533,060 is primarily attributable to the continued effect of a change in tax accounting method in 2008 on the recognition of accrued bonuses for financial and tax reporting purposes offset by the difference in the recognition of current period accrued bonuses, deferred lease loss liability and depreciation expenses for financial and tax reporting purposes.

## 7. Commitments and contingencies

*Operating Leases*

The Company leases its office space under an operating lease with its Parent which commenced on July 1, 2006 and will expire on February 28, 2010. As of the end of March 2010, the Company is in the process of renewing the lease for an extended period of time. The Company also maintains a second operating lease, which originally served as the Company's office facility and expires on February 28, 2010. The Company entered into a sublease agreement on September 1, 2006 with a third party to occupy this rental property. Both the lease and the sublease were not renewed.

As of December 31, 2009, the minimum annual rental commitments under these non-cancellable leases and subleases, subject to escalation based on increases in certain costs incurred by the lessor, are as follow:

| | Gross Rental Commitment | Sublease Income | Net Rental Commitment |
|---|---|---|---|
| Year ending December 31, 2010 | $ 91,130 | $ (33,912) | $ 57,218 |

Rent expense, net of sublease income and amortization of the deferred lease loss liability was $338,650 for the year ended December 31, 2009.

*Indemnifications*

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

## 8. Pension plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible US employees. The Company's contributions to the defined contribution plan were approximately $218,000 for the year ended December 31, 2009.

## 9. Off balance sheet risk and concentration of credit risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

### 9. Off balance sheet risk and concentration of credit risk (continued)

Pursuant to a clearance agreement, the Company introduces all of its U.S. dollar trades to a clearing broker on a fully-disclosed basis. All of the customers' cash balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from the clearing broker are pursuant to this clearance agreement and include a clearing deposit of $100,000.

The Company maintains its cash in financial institutions, which at times, exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

### 10. Net capital requirement

The Company, as a member of the FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Method. Under this method, the Company's net capital, as defined, shall not be less than $250,000. At December 31, 2009, the Company had net capital of $17,785,502, which exceeded the required net capital by $17,535,502.

### 11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."